EXHIBIT (b)(8)

BY-LAWS AMENDMENT

Eaton Vance Floating-Rate Income Trust

Amendment to By-Laws

October 19, 2009

Pursuant to Article XIV and Article VII, Section (1)(b) of the By-Laws of Eaton Vance Floating-Rate Income Trust (the “Trust”), the Trustees hereby amend Section 1 of Article VII by amending and restating in their entirety the definitions of the terms “Fitch Discount Factor” and “Fitch General Portfolio Requirements” as follows:

“’Fitch Discount Factor’ means for purposes of determining the Discounted Value of any Fitch Eligible Asset as of any Valuation Date, the percentage determined by reference to the then current asset discount factor applicable to such asset for liabilities rated AAA by Fitch as set forth by Fitch in its Closed-End Fund Criteria Report: Closed-End Fund Debt and Preferred Stock Rating Criteria, or otherwise made public by Fitch, provided that Fitch provides at least 30 days notice of any changes to such asset discount factors.

“’Fitch General Portfolio Requirements’ means as of any Valuation Date the then current diversification requirements set forth by Fitch in its Closed-End Fund Criteria Report: Closed-End Fund Debt and Preferred Stock Rating Criteria” or other publically available guidance with respect to liabilities rated AAA by Fitch, provided that Fitch provides at least 30 days notice of any changes to such diversification requirement.

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